Exhibit 99.1

PRESS RELEASE

WiLAN Reports 2016 First Quarter Financial Results

Revenue and Earnings grow significantly on the strength of robust license activity

OTTAWA, Canada – April 27, 2016 – WiLAN (TSX:WIN) (NASD:WILN) today reported financial results for the three months ended March 31, 2016. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

First Quarter 2016 Highlights

•	Revenues of $30.1 million
•	Revenues of $112.6 million for the trailing twelve month period
•	EBITDA* of $19.8 million, or $0.16 per basic share
•	EBITDA of $69.8 million for the trailing twelve month period
•	GAAP net earnings of $4.9 million, or $0.04 per basic share
•	Cash balance increased to $101.8 million at March 31, 2016
•	Returned $3.4 million to shareholders in dividend payments and buyback purchases
•	Signed 11 license agreements

“Our strong performance in Q1 reflects the continued execution of our partner and portfolio program strategy and our focus on closely managing expenses,” said Jim Skippen, CEO of WiLAN. “We signed 11 licenses in the quarter including agreements with two of the top three semiconductor foundries in the world – TSMC and GlobalFoundries – which helped to drive our revenue growth. Our 65% EBITDA margin and cash flow generation in Q1 reflect the scalability and profitability in our model and its ability to deliver results over the long-term.”

Approval of Eligible Dividend

The Board of Directors declared an eligible quarterly dividend of CDN $0.0125 per common share to be paid on July 7, 2016, to shareholders of record on June 13, 2016.

First Quarter 2016 Revenue Review

In the three month period ended March 31, 2016, WiLAN generated revenues of $30.1 million, compared with $20.4 million in the same period last year.

The increase in revenue is attributable to fixed payment license agreements signed during the three months ended March 31, 2016 partially offset by the completion of certain fixed payment license agreements signed in previous years.

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First Quarter 2016 Operating Expense Review

Cost of revenue expenses

In the three month period ended March 31, 2016, cost of revenue totaled $17.9 million compared with $19.4 million in the same period last year.

The decrease in cost of revenue is primarily attributable to a decrease in litigation expense partially offset by an increase in patent maintenance, prosecution, and evaluation costs, contingent partner payments and legal fees, and amortization expense. In general, patent licensing expenses are proportional to the breadth and depth of our licensing programs and should be expected to increase as we add programs to our business operations.

	Three months ended
	March 31, 2016	March 31, 2015
Compensation and benefits	$1,853	$1,992
Litigation	892	6,240
Patent maintenance, prosecution, and evaluation	3,048	1,344
Contingent partner payments and legal fees	1,928	655
Amortization of patents	10,022	8,845
Stock-based compensation	90	126
Other	159	264
	$17,992	$19,466

For the three months ended March 31, 2016, litigation expenses amounted to $0.9 million compared with $6.2 million for the same period last year. The decrease in litigation expense for the three months ended March 31, 2016 is attributable to an increase in shared risk fee arrangements with external legal counsel in comparison to the same period last year.

Litigation expenses are expected to vary from period to period due to the variability of litigation activities and shared risk fee arrangements. We expect a decrease in litigation expenses in fiscal 2016 as a result of the expected level of litigation activities and corresponding fee arrangements.

Patent maintenance and prosecution expenses increased over the same period last year as a result of the increased number of patents and applications the Company currently maintains. The Company is actively working to reduce the number of non-core patents in its portfolio through a combination of strategic sales, lifetime licenses and, in certain cases, the abandonment or dedication to the public of several patents and applications.

Marketing, general, and administration expenses (“MG&A”)

In the first quarter ended March 31, 2016, MG&A expenses amounted to $2.6 million, or 9% of revenue, compared with $2.2 million, or 11% of revenue, in the first quarter ended March 31, 2015. These costs will vary from period to period depending on the activities and initiatives undertaken at that time.

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	Three months ended
	March 31, 2016	March 31, 2015
Compensation and benefits	$1,302	$1,191
Depreciation	107	118
Stock-based compensation	17	116
Public company costs	700	315
Facilities	151	149
Other	370	397
	$2,647	$2,251

Research and development expenses (“R&D”)

The restructuring activities, which commenced in October 2015, resulted in the elimination of our R&D activities and, therefore, we do not expect to incur any expenses related to R&D. We do not expect the elimination of our R&D activities to have a material impact, if any, on our business activities.

Foreign Exchange

In the first quarter ended March 31, 2016, the Company incurred a foreign exchange gain of $0.2 million compared with a loss of $2.3 million in the first quarter ended March 31, 2015.

The unrealized foreign exchange gain of $0.2 million recognized in the three months ended March 31, 2016 resulted from the translation of monetary accounts, primarily cash and cash equivalents, short-term investments, dividends, and accounts payable, denominated in Canadian dollars to U.S. dollars.  The change from last year is attributable to the decrease in the level of monetary accounts denominated in Canadian dollars and the Canadian dollar strengthening relative to the U.S. dollar.

EBITDA

In the first quarter ended March 31, 2016, WiLAN generated EBITDA of $19.8 million, or $0.16 per basic share, compared with $4.7 million, or $0.04 per basic share, in the same period last year. The growth in EBITDA reflected strong revenue performance in the quarter as well as the Company’s ongoing efforts to closely manage expenses.

Net Earnings

WiLAN’s GAAP earnings were $4.9 million, or $0.04 per basic share, in the three month period ended March 31, 2016 compared with a GAAP net loss of $4.7 million, or $0.04 per basic share, in the same period last year.

First Quarter 2016 Balance Sheet and Cash Flow Review

At March 31, 2016, the Company’s cash, comprised of cash and cash equivalents and short-term investments, totaled $101.8 million, representing an increase of $7.3 million from the cash position at December 31, 2015. The increase is primarily attributable to $14.8 million of cash generated from operations, which was partially offset by the payment of dividends totaling $1.1 million, the repurchase of common shares under a normal course issuer bid totaling $2.3 million and patent acquisitions totaling $4.4 million which includes payments

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totaling $1.4 million for the repayment of patent finance obligations for patents acquired in 2013 and payments totaling $3.0 million for patents acquired in 2015.

Fiscal 2016 Financial Guidance

Cash operating expenses for the second quarter 2016 are expected to be in the range of $9.7 million to $11.0 million, of which $1.6 million to $2.1 million is expected to be litigation expense. These expenses exclude any contingent partner payments and contingent legal fees.

Conference Call Information – April 27, 2016 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time. WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will host the call.

Calling Information

A live audio webcast will be available at: http://www.gowebcasting.com/7493
•To access the call from Canada and U.S., dial 1.877.291.4570 (Toll Free)

•To access the call from other locations, dial 1.647.788.4919 (International)

Replay Information

The call will be available at http://www.gowebcasting.com/7493 and accessible by telephone until 11:59 PM ET on May 5, 2016.

Replay Number (Toll Free): 1.855.859.2056

Conference ID #: 90463308

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies. Founded in 1992, WiLAN is listed on the TSX and NASDAQ. For more information: www.wilan.com.

Non-GAAP Disclosure*

WiLAN follows U.S.GAAP in preparing its interim and annual financial statements. We use the term “EBITDA” to reference Earnings Before Interest, Taxes, Depreciation and Amortization. EBITDA are earnings from continuing operations before interest income, interest expense, depreciation expense, amortization expense, and the provision for (recovery of) income taxes as disclosed in the reconciliation of GAAP net earnings to EBITDA included in this press release. We report EBITDA in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. EBITDA is not a measure of financial performance under U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. EBITDA should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

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Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases  “reflect the scalability and profitability in our model and its ability to deliver results over the long-term”, “should be expected to increase”, “we expect a decrease”, “the Company is actively working to reduce”, “we do not expect”, “are expected to be”, “is expected to be” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 8, 2016 annual information form for the year ended December 31, 2015 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The above targets reflect our current business indicators and expectations and are subject to fluctuations in foreign currency exchange rates. Due to their nature, certain expense items, such as new litigation actions, contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed in any particular quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual expenses incurred may exceed the expense guidance provided due, in part, to contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed during the quarter.

Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For media and investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Dave Mason

Investor Relations

T: 613.688.1693

E: dave.mason@loderockadvisors.com

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Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015

Revenue	$30,160	$20,410

Operating expenses
Cost of revenue	17,992	19,466
Research and development	-	719
Marketing, general and administration	2,647	2,251
Foreign exchange (gain) loss	(163)	2,286
Total operating expenses	20,476	24,722
Earnings (loss) from operations	9,684	(4,312)
Interest income	118	122
Earnings (loss) before income taxes	9,802	(4,190)

Provision for (recovery of) income tax expense
Current	3,023	1,003
Deferred	1,859	(435)
	4,882	568
Net earnings (loss)	4,920	(4,758)

Net and comprehensive earnings (loss)	$4,920	$(4,758)

Earnings (loss) per share
Basic	$0.04	$(0.04)
Diluted	$0.04	$(0.04)

Weighted average number of common shares
Basic	120,281,998	120,472,290
Diluted	120,281,998	120,472,290

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Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	March 31, 2016	December 31, 2015
Current assets
Cash and cash equivalents	$100,685	$93,431
Short-term investments	1,194	1,120
Accounts receivable	11,011	8,436
Prepaid expenses and deposits	1,581	1,607
	114,471	104,594

Loan receivable	1,561	1,497
Furniture and equipment, net	1,509	1,614
Patents and other intangibles, net	145,402	155,213
Deferred tax asset	15,818	17,677
Goodwill	12,623	12,623
	$291,384	$293,218

Current liabilities
Accounts payable and accrued liabilities	$21,327	$23,205
Current portion of patent finance obligation	10,152	8,085
	31,479	31,290

Patent finance obligation	16,652	19,895
Success fee obligation	187	655
	48,318	51,840

Shareholders' equity
Capital stock	422,712	427,781
Additional paid-in capital	19,455	16,549
Accumulated other comprehensive income	16,225	16,225
Deficit	(215,326)	(219,177)
	243,066	241,378
	$291,384	$293,218

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Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended
	March 31, 2016	March 31, 2015
Cash generated from (used in)
Operations
Net earnings (loss)	$4,920	$(4,758)
Non-cash items
Stock-based compensation	108	272
Depreciation and amortization	10,130	8,988
Foreign exchange (gain) loss	(285)	753
Disposal of assets	13	-
Deferred income tax expense (recovery)	1,859	(435)
Accrued investment income	(64)	(55)
Change in non-cash working capital balances
Accounts receivable	(2,575)	1,297
Prepaid expenses and deposits	26	(721)
Payments associated with success fee obligation	(854)	(1,174)
Accounts payable and accrued liabilities	1,531	(1,806)
Cash generated from operations	14,809	2,361
Financing
Dividends paid	(1,091)	(5,183)
Common shares repurchased under normal course issuer bid	(2,271)	(329)
Common shares issued for cash on the exercise of options	-	1,269
Cash used in financing	(3,362)	(4,243)
Investing
Purchase of furniture and equipment	(16)	(28)
Repayment of patent finance obligations	(1,388)	(5,532)
Purchase of patents	(3,000)	(1,000)
Cash used in investing	(4,404)	(6,560)
Foreign exchange gain (loss) on cash held in foreign currency	211	(641)

Net cash and cash equivalents generated (used) in the period	7,254	(9,083)
Cash and cash equivalents, beginning of period	93,431	126,311
Cash and cash equivalents, end of period	$100,685	$117,228

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Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders’ Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2014	$426,037	$16,375	$16,225	$(212,880)	$245,757

Comprehensive loss:
Net loss	-	-	-	(4,758)	(4,758)
Shares and options issued:
Stock-based compensation expense	-	272	-	-	272
Exercise of stock options	2,056	(787)	-	-	1,269
Shares repurchased under normal course issuer bid	(443)	114	-	-	(329)
Dividends declared	-	-	-	(5,102)	(5,102)
Balance - March 31, 2015	$427,650	$15,974	$16,225	$(222,740)	$237,109

Balance - December 31, 2015	$427,781	$16,549	$16,225	$(219,177)	$241,378

Comprehensive earnings:
Net earnings	-	-	-	4,920	4,920
Shares and options issued:
Stock-based compensation expense	-	108	-	-	108
Shares repurchased under normal course issuer bid	(5,069)	2,798	-	-	(2,271)
Dividends declared	-	-	-	(1,069)	(1,069)
Balance - March 31, 2016	$422,712	$19,455	$16,225	$(215,326)	$243,066

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Wi-LAN Inc.

Reconciliation of GAAP Net Earnings to EBITDA

(in thousands of United States dollars, except share and per share amounts)

	Three months ended
	March 31, 2016	March 31, 2015
Net earnings (loss) under GAAP	$4,920	$(4,758)

Adjusted for:
Interest income	(118)	(122)
Depreciation and amortization	10,130	8,988
Income tax expense	4,882	568
EBITDA	$19,814	$4,676

Weighted average number of common shares (1)
Basic	120,281,998	120,472,290

EBITDA per basic share	$0.16	$0.04
Earnings (loss) per basic share under GAAP	$0.04	$(0.04)

1. Weighted average number of common shares used in the calculation of EBITDA per basic share and earnings per basic share under GAAP.

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